                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        -------------------------------

                       PETROLEUM HEAT AND POWER CO., INC.
                                (Name of Issuer)

                      Class A Common Stock, $.10 par value
                         (Title of Class of Securities)

                                  716600 30 9
                                 (CUSIP Number)

                        --------------------------------

                              Howard Kailes, Esq.
                          Krugman, Chapnick & Grimshaw
                            Park 80 West - Plaza Two
                         Saddle Brook, New Jersey 07663
                                 (201) 845-3434
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                        -------------------------------

                                January 22, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                     ------
Check the following box if a fee is being paid with the statement.

      ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  716600 30 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wolfgang Traber
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
             -----
         (b)   X
             -----

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         -----

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
           --

8        SHARED VOTING POWER

         1,465,203 (see footnote 1)

9        SOLE DISPOSITIVE POWER
           --

10       SHARED DISPOSITIVE POWER

         1,465,203 (see footnote 1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,465,203 (see footnote 1)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.41% (see footnote 2)

14       TYPE OF REPORTING PERSON*

         IN
-----------------
(1) Represents shares held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is Hanseatic Corporation; Wolfgang Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2) Based upon an aggregate of 22,855,097 shares reported as outstanding in the Issuer's most recent Quarterly Report on Form 10-Q.

CUSIP NO.  716600 30 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Atalanta Holdings Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
             -----
         (b)   X
             -----

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

           --

8        SHARED VOTING POWER

           --

9        SOLE DISPOSITIVE POWER

           --

10       SHARED DISPOSITIVE POWER

           --

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           --

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           --

14       TYPE OF REPORTING PERSON*

         HC

CUSIP NO.  716600 30 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Hanseatic Americas LDC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
             -----
         (b)   X
             -----

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         WC, BK

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

         1,465,203

8        SHARED VOTING POWER

           --

9        SOLE DISPOSITIVE POWER

         1,465,203

10       SHARED DISPOSITIVE POWER

           --

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,465,203

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.41% (see footnote 1)

14       TYPE OF REPORTING PERSON*

         OO (see footnote 2)

-----------------
(1) Based upon an aggregate of 22,855,097 shares reported as outstanding in the Issuer's most recent Quarterly Report on Form 10-Q.

(2)      Hanseatic Americas LDC is a Bahamian limited duration company.

CUSIP NO.  716600 30 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Rudolf Illies

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
             -----
         (b)   X
             -----

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

           --

8        SHARED VOTING POWER

           --

9        SOLE DISPOSITIVE POWER

           --

10       SHARED DISPOSITIVE POWER

           --

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           --

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           --

14       TYPE OF REPORTING PERSON*

         IN

CUSIP NO.  716600 30 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Hubertus Langen
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
             -----
         (b)   X
             -----

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

         710,221

8        SHARED VOTING POWER

           --

9        SOLE DISPOSITIVE POWER

         710,221

10       SHARED DISPOSITIVE POWER

           --

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         710,221

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.11% (see footnote 1)

14       TYPE OF REPORTING PERSON*

         IN

-----------------
(1) Based upon an aggregate of 22,855,097 shares reported as outstanding in the Issuer's most recent Quarterly Report on Form 10-Q.

CUSIP NO.  716600 30 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Langen Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
             -----
         (b)   X
             -----

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

           --

8        SHARED VOTING POWER

           --

9        SOLE DISPOSITIVE POWER

           --

10       SHARED DISPOSITIVE POWER

           --

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           --

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           --

14       TYPE OF REPORTING PERSON*

         OO

CUSIP NO.  716600 30 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tortosa Vermoegensverwaltungsgesellschaft mbH

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
             -----
         (b)   X
             -----

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

           --

8        SHARED VOTING POWER

           --

9        SOLE DISPOSITIVE POWER

           --

10       SHARED DISPOSITIVE POWER

           --

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           --

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           --

14       TYPE OF REPORTING PERSON*

         HC

CUSIP NO.  716600 30 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael Traber

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
             -----
         (b)   X
             -----

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

           --

8        SHARED VOTING POWER

           --

9        SOLE DISPOSITIVE POWER

           --

10       SHARED DISPOSITIVE POWER

           --

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           --

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           --

14       TYPE OF REPORTING PERSON*

         IN

CUSIP NO.  716600 30 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Olga Maria Traber (formerly, Gagel)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
             -----
         (b)   X
             -----

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

           --

8        SHARED VOTING POWER

           --

9        SOLE DISPOSITIVE POWER

           --

10       SHARED DISPOSITIVE POWER

           --

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           --

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           --

14       TYPE OF REPORTING PERSON*

         IN

CUSIP NO.  716600 30 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         M M Warburg & Co.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
             -----
         (b)   X
             -----

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

         188,559

8        SHARED VOTING POWER

           --

9        SOLE DISPOSITIVE POWER

         188,559

10       SHARED DISPOSITIVE POWER

           --

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         188,559

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         ------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .83% (see footnote 1)

14       TYPE OF REPORTING PERSON*

         BK

-----------------
(1) Based upon an aggregate of 22,855,097 shares reported as outstanding in the Issuer's most recent Quarterly Report on Form 10-Q.

                             INTRODUCTORY STATEMENT


         Pursuant to Reg. Section 240.13d-2, this Amendment No. 3 to Schedule 13D is being filed on behalf of the undersigned in order to disclose changes in the Statement on Schedule 13D dated October 19, 1992, as amended by Amendment No. 1 thereto dated December 14, 1993 and Amendment No. 2 thereto dated May 17, 1994 (together, the "Amended Statement on Schedule 13D"), and therefore does not restate the items therein in their entirety. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Amended Statement on Schedule 13D. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein or in the Amended Statement on
Schedule 13D with respect to any other person or entity.

Item 1.  Security and Issuer.

         This statement relates to the Class A Common Stock, $.10 par value (the "Class A Common Stock"), issued by Petroleum Heat and Power Co., Inc., a Minnesota corporation (the "Issuer"), whose principal executive offices are located at 2187 Atlantic Street, Stamford, Connecticut 06902.


Item 2.  Identity and Background.

         Item 2 of the Amended Statement on Schedule 13D is hereby amended and supplemented to include Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, LLC, a Delaware limited liability company in which the sole managing member is Hanseatic Corporation, a New York corporation. In excess of a majority of the shares of capital stock of Hanseatic Corporation is held by Wolfgang Traber. The principal business of each of the foregoing entities, which has its principal offices at 450 Park Avenue, Suite 2302, New York, New York 10022, is investing. The names, citizenship, business or residence address and principal occupation of each executive officer and director of Hanseatic Corporation, other than Wolfgang Traber, is set forth in Annex 1 attached hereto, which information is incorporated hereby by reference.

         During the last five years, none of Hanseatic Americas LDC, Hansabel Partners LLC nor Hanseatic Corporation, nor to the best of the knowledge of Hanseatic Americas LDC, any executive officer or director of Hanseatic Corporation identified in Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds
         or Other Consideration.

         As more fully described under Items 4 and 5 herein, effective January 22, 1996 Hanseatic Americas LDC acquired an aggregate of 1,465,203 shares of Class A Common Stock of the Issuer for an amount per share of $8.125, which was obtained from a combination of working capital and a loan facility provided by M.M. Warburg & CO Luxembourg S.A. (the "Hanseatic Americas Transaction").


Item 4.  Purpose of Transaction.

         The purpose of the Hanseatic Americas Transaction was to consolidate some of the shares of Class A Common Stock held by the undersigned, and additional assets held by the undersigned and other parties. Such transaction will not result in a change in control of the Issuer. The Traber Group, along with the Sevin Group, continue, as before the transaction, to elect a majority of the Board of Directors and to direct most corporate actions of the Issuer.

         Depending on market conditions and other factors that each of the undersigned may deem material to its investment decision, each of the undersigned may purchase additional shares of Class A Common Stock in the open market or in private transactions. Depending on these same factors, each of the undersigned may sell all or a portion of the shares of Class A Common Stock it now owns or hereafter may acquire.

         Except as set forth above, the undersigned have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Amended Statement on Schedule 13D is hereby amended and supplemented to include the following:

         (a)-(b). The number of shares of Class A Common Stock of the Issuer held by each of the undersigned is as follows:

                             Aggregate Number     Aggregate
                            of Shares of Class    Percentage         Voting
   Name                     A Common Stock (1)   Ownership (2)   Percentage (3)
   ----                     ------------------   -------------   --------------
Wolfgang Traber              1,465,203(4)(5)(6)       6.41          3.19(7)
Atalanta Holdings Ltd.             -- (6)               --            --
Hanseatic Americas LDC       1,465,203(6)             6.41          3.00
Rudolf Illies                      -- (8)               --            --
Hubertus Langen                710,221(5)(9)          3.11          1.64(7)
Langen Trust                       -- (9)               --            --
Tortosa GmbH                       -- (5)(6)            --         12.23
Michael Traber                     -- (6)               --            --
Olga Maria Traber                  -- (6)               --            --
M.M. Warburg & Co.             188,559(6)              .83          1.04

----------------------

(1) Except as otherwise indicated, all of such shares are owned with sole voting and investment power.

(2) Based upon an aggregate of 22,855,097 shares of Class A Common Stock reported as outstanding in the Issuer's most recent Quarterly Report on Form 10-Q.

(3) Such percentages represent the aggregate voting power possessed by such shareholders, based upon their beneficial holdings of Class A Common Stock and the Issuer's Class C Common Stock, $.10 par value (the "Class C Common Stock"), 2,597,519 shares of which were reported as outstanding in the Issuer's most recent Quarterly Report in Form 10-Q. The Class C Common Stock entitles the holder thereof to ten votes per share upon all matters submitted for a vote to the Issuer shareholders.

(4) Represents shares held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, LLC, a Delaware limited liability company in which the sole managing member is Hanseatic Corporation. Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(5) Reflects the disposition, effective June 30, 1994, to each of Wolfgang Traber and Hubertus Langen by Tortosa GmbH, of 537,437 shares of Class A Common Stock.

(6) Reflects the acquisition, effective January 22, 1996, of an aggregate of 1,465,203 shares of Class A Common Stock by Hanseatic Americas LDC as more fully described under Item 3 herein, of which, prior to such transaction, 721,572 shares were held by Wolfgang Traber, 200,000 shares by Tortosa GmbH, 231,628 shares by Atalanta Holdings Ltd., 18,904 shares by Michael Traber, 18,904 shares by Olga Maria Traber and 206,846 shares by M.M. Warburg & Co.

(7) Excludes shares of Class C Common Stock held by Tortosa GmbH, a German corporation controlled by Wolfgang Traber and Hubertus Langen.

(8) Effective September 14, 1995, Mr. Illies sold, in a private transaction, 27,256 shares of Class A Common Stock at a per share price of $7.875. Such shares were included in the shares contributed to Hanseatic Americas LDC.

(9) Reflects the distribution, effective June 30, 1994, to Hubertus Langen by Langen Trust of 60,000 shares of Class A Common Stock.

                 (c) See Item 3, 4, and 5(a) herein for a description of transactions effected during the 60 days prior to the filing hereof.

                 (d) As a result of the transactions described herein, Atalanta Holdings Ltd., Michael Traber, Olga Maria Traber, Langen Trust and Rudolph Illies no longer hold any shares of Class A Common Stock or Class C Common Stock and, accordingly, would not be deemed to constitute part of any "group", within the meaning of Section 13(d)(3) under the Securities and Exchange Act of 1934, filing hereunder.

Item 7.  Exhibits.

     (A) Power of Attorney executed by Hanseatic Americas LDC.

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 /s/Wolfgang Traber                                       As of January 22, 1996
------------------------------
Wolfgang Traber
(Attorney-in-Fact)

                                                                    Annex 1

                                                                    Principal
Name and                                                            Occupation,
Business or                                     Relationship        Employer and
Residence                                       to Hanseatic        Address of
  Address                         Citizenship   Corporation           Employer
-----------                       -----------   ------------        -----------
Fernando Montero                  Peru           President and      President
Grand Bay Plaza                                    Director         Hanseatic Corporation
2665 S. Bayshore Drive                                              Grand Bay Plaza
Suite 1101                                                          2665 S. Bayshore Drive
Coconut Grove, FL 33133                                             Suite 1101
                                                                    Coconut Grove, FL
                                                                          33133

Gustav zu                         Germany          Director         Director
  Salm-Horstmar                                                     Bank von Ernst
Bank von Ernst                                                        & Co., Ltd.
  & Co., Ltd.                                                       86 Jermyn Street
86 Jermyn Street                                                    London SW 1
London SW 1

Karl-Erbo Kageneck                Germany          Director         Attorney
King & Spalding                                                     King & Spalding
120 West 45th Street                                                120 West 45th Street
New York, NY  10036                                                 New York, NY 10036

Paul A. Biddelman                 United States    Treasurer        Treasurer
Hanseatic Corporation                                               Hanseatic Corporation
450 Park Avenue                                                     450 Park Avenue
Suite 2302                                                          Suite 2302
New York, NY 10022                                                  New York, NY 10022

Benjamin Schliemann               Germany          Vice President   Vice President
Hanseatic Corporation                                               Hanseatic Corporation
450 Park Avenue                                                     450 Park Avenue
Suite 2302                                                          Suite 2302
New York, NY 10022                                                  New York, NY 10022

                                EXHIBIT INDEX
                                -------------


 Exhibit No.                    Description
 -----------                    -----------

    (A)             Power of Attorney executed by Hanseatic Americas LDC.